Exhibit 9.1
Asset Purchase Agreement  filed December 11, 2008

ASSET PURCHASE AGREEMENT

BETWEEN

BENDIX CVS CANADA INC.

AND

BENDIX COMMERCIAL VEHICLE SYSTEMS LLC

(As Guarantor of Bendix CVS Canada Inc.)

AND

SMARTIRE SYSTEMS INC.

AND

SMARTIRE TECHNOLOGIES INC.

AND

SMARTIRE USA, INC.

MADE AS OF

DECEMBER 4, 2008

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		2
1.01	Definitions	2
1.02	Headings	8
1.03	Extended Meanings	8
1.04	Statutory References	8
1.05	Accounting Principles	8
1.06	Currency	9
1.07	Control	9
1.08	Schedules	9
ARTICLE 2 - SALE, PURCHASE, AND LICENSE		11
2.01	Assets to be Sold and Purchased	11
2.02	Purchase Price	13
2.03	Earn Out	14
2.04	Closing Net Book Value	16
2.05	Payment of Net Book Value Adjustment	17
2.06	Allocation of Purchase Price	17
2.07	Elections	18
2.08	Assumption of Obligations and Liabilities	18
2.09	Obligations and Liabilities Not Assumed	18
2.1	Non-Assignable Contracts and Commitments	19
2.11	Payment of Purchase Price	19
2.12	Assets to Be Licensed	19
2.13	Patent Assignment	19
2.14	Guarantee	20
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		20
3.01	Vendors' Representations and Warranties	20
3.02	Purchaser's Representations and Warranties	34
ARTICLE 4 - COVENANTS		34
4.01	Covenants of the Vendors	34
4.02	Examination of Records and Assets	37
4.03	Covenants of the Purchaser	37
4.04	Employees	37
4.05	Cooperation on Tax Matters	38
ARTICLE 5 - CONDITIONS AND TERMINATION		38
5.01	Conditions for the Benefit of the Purchaser	38
5.02	Conditions for the Benefit of the Vendors	40
5.03	Waiver of Condition	41
5.04	Termination	41
5.05	Effect of Termination	42
5.06	Break-Up Fee	42
ARTICLE 6 - CLOSING ARRANGEMENTS		42
6.01	Closing	42
6.02	Deliveries and Confidentiality	42
6.03	Risk of Loss	43
ARTICLE 7 - INDEMNIFICATION		44
7.01	Survival	44
7.02	Indemnification by the Vendors	44
7.03	Indemnification by the Purchaser	45
7.04	Third Party Indemnification	46
7.05	Adjustment to Purchase Price	47
ARTICLE 8 - GENERAL		47
8.01	Further Assurances	47
8.02	Time of the Essence	47
8.03	Fees and Commissions	47
8.04	Public Announcements	47
8.05	Benefit of the Agreement	48
8.06	Entire Agreement	48
8.07	Amendments and Waivers	48
8.08	Assignment	48
8.09	Notices	48
8.1	Remedies Cumulative	50
8.11	No Third Party Beneficiaries	50
8.12	Governing Law	50
8.13	Attornment	50
8.14	Counterparts	51
8.15	Electronic Execution	51

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of December 4, 2008

BETWEEN

BENDIX CVS CANADA INC., a corporation incorporated under the laws of the Province of Ontario (the “Purchaser”)

-  and  -

BENDIX COMMERCIAL VEHICLE SYSTEMS LLC, a limited liability company incorporated under the laws of Delaware (“Purchaser’s Guarantor”)

-  and  -

SMARTIRE SYSTEMS INC., a corporation incorporated under the laws of the Province of British Columbia (“SSI”)

-  and  -

SMARTIRE TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of British Columbia (“STI”)

-  and  -

SMARTIRE USA, INC., a corporation incorporated under the laws of the State of Delaware (“SUI”)

(SSI, STI and SUI are collectively referred to as the “Vendors” and any one of them is referred to as a “Vendor”)

WHEREAS the Vendors carry on the Purchased Business;

AND WHEREAS the Vendors desire to sell and the Purchaser desires to purchase assets of the Vendors pertaining to the Purchased Business upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1                                 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.

“Allocation” has the meaning set out in Section 2.06(1).

“Applicable Law” means

(i)           any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)           any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority.

“Assets” means the assets and undertaking referred to or described in Section 2.01.

“Assumed Liabilities” has the meaning set out in Section 2.08.

“Balance Sheet” means the balance sheet of the Vendor as at the Balance Sheet Date.

“Balance Sheet Date” means July 31, 2007.

“Benefit Plans” has the meaning set out in Section 3.01(9)(a).

“Break-Up Fee” has the meaning set out in Section 5.06.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing” means the closing of the sale and purchase of the assets contemplated hereunder.

“Closing Date” means December 11, 2008 or such other date as may be agreed to in writing by each Vendor and the Purchaser.

“Closing Net Book Value” has the meaning set out in Section 2.04(1).

“Closing Net Book Value Statement” has the meaning set out in Section 2.04(1).

“Commercialized Products” means all products, proprietary technologies, and intellectual property developed, marketed, distributed, licensed, supported, maintained, or under development by the Vendors prior to the Closing Date.

“Commercialized Software” means all Software owned, marketed, licensed, supported, maintained, or under development by the Vendors prior to the Closing Date.

“Commercial Vehicles” means (i) vehicles with gross vehicle weight exceeding 19,500 pounds in North America, and (ii) vehicles with a gross vehicle weight exceeding 6.0 metric tons in Europe and 7.0 metric tons in all areas of the world other than Europe and North America.

“Compensation Policies” has the meaning set out in Section 3.01(9)(b).

“CRA” means the Canada Revenue Agency.

“Defence Counsel” has the meaning set out in Section 7.04.

“Defence Notice” has the meaning set out in Section 7.04.

“Earn Out Amount” has the meaning set out in Section 2.02(b).

“Earn Out Payment” has the meaning set out in Section 2.03(1).

“Earn Out Period” has the meaning set out in Section 2.02(b).

“Earn Out Statement” has the meaning set out in Section 2.03(1).

“Environmental Law” means any Applicable Law relating to the environment including those pertaining to

(i)           reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and

(ii)           the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

“Escrow Agent” means Clark Wilson LLP, the escrow agent set out in the Escrow Agreement.

“Escrow Agreement” means an agreement to be dated as of the Closing Date, executed by the Purchaser, the Vendors and the Escrow Agent in the form set out in Schedule 1.01A.

“Excluded Licensed IP” means all Intellectual Property Rights not owned by any Vendor but licensed to such Vendor or used in the Purchased Business prior to the Time of Closing but that are expressly identified in Schedule 1.01B as being “Excluded Licensed IP”.

“Final Net Book Value” means the Closing Net Book Value

(i)           as shown in the Closing Net Book Value Statement delivered by the Purchaser to the Vendors pursuant to Section 2.04(1), if no Notice of Objection with respect thereto is timely delivered by the Vendors to the Purchaser pursuant to Section 2.04(2), or

(ii)           if a Notice of Objection is so delivered, (A) as agreed by the Purchaser and the Vendors pursuant to Section 2.04(3) or (B) in the absence of such agreement, as shown in the Independent Expert’s calculation delivered pursuant to Section 2.04(3).

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws, including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non-hazardous wastes and subject wastes), petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.

“Indemnitee” has the meaning set out in Section 7.04.

“Indemnitor” has the meaning set out in Section 7.04.

“Independent Expert” has the meaning set out in Section 2.04(3).

“Intellectual Property Rights” means any and all worldwide proprietary rights provided under (i) patent law, (ii) copyright law, (iii) trade-mark law, (iv) design patent or industrial design law, (v) semi-conductor chip or mask work law, or (vi) any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, works, know-how, or any other information, or the expression or use thereof, and including all past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing and including the right to file applications for registration of, or for obtaining, any of the foregoing anywhere in the world.

“Inventory” means all inventory of the Purchased Business which is of merchantable quality and reasonably fit for the purpose intended, including all finished goods, work in progress, raw materials and spare parts.

“knowledge” means, with respect to the Vendors, the knowledge of David Warkentin, Greg Tooke, Shawn Lammers, David Dodge and Jenny Tse, after due inquiry.

“Leased Lands” means all leasehold property and interests therein described in Schedule 1.01C, including all rights of way, licences or rights of occupation, easements or other similar rights of the Purchased Business in connection with such leasehold property.

“License to Vendor-Retained Patents” means an agreement to be dated as of the Closing Date, executed by the Purchaser and SSI in the form set out in Schedule 2.12.

“Licensed IP” has the meaning set out in Section 2.01(l).

“Losses” means all damages, fines, penalties, deficiencies, losses, recourse, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).

“Material Adverse Effect” means, when used in connection with the Purchased Business, any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets, liabilities, financial condition, results of operations or prospects of the Purchased Business.

“MCI” has the meaning set out in Section 4.01(1)(h).

“MCI Proceedings” has the meaning set out in Section 4.01(1)(h).

“Net Book Value” at any time means the sum of (i) all current assets, excluding cash and other excluded assets listed in Schedule 2.01, plus (ii) all depreciated property and equipment and (iii) all intangible assets, less (iv) all current operating liabilities, in each case with respect to the Purchased Business calculated in accordance with generally accepted accounting principles, consistently applied, as modified by the Statement of Accounting Principles.

“Net Book Value Difference” means an amount equal to the difference between the Target Net Book Value and the Final Net Book Value.

“Net TPM Product Sales” means the gross selling price or license fee received by the Purchaser for the TPM Products or from the Owned IP or Licensed IP, less: (i) rebates, credits and refunds for returned or defective goods given, allowed or accrued by or on behalf of the Purchaser other than to an Affiliate of the Purchaser; (ii) outbound shipping, freight, handling, insurance and packaging costs paid, allowed or accrued by or on behalf of the Purchaser other than to an Affiliate of the Purchaser; and (iii) customs duties, sales taxes or other taxes imposed upon with respect to such sales.

“Non-Transferring Employees” has the meaning set out in Section 4.04(2)

“Notice of Objection” has the meaning set out in Section 2.04(2).

“Notice of Patent Assignment” means a document to be dated as of the Closing Date, executed by the Purchaser and SSI in the form set out in Schedule 2.13.

“Open Source Materials” means software or other material (i) that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License), or (ii) that require that software incorporated into, derived from or distributed with such material be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge.

“Outbound Licenses” has the meaning set out in Section 3.01(5)(f).

“Owned IP” has the meaning set out in Section 2.01(k).

“Owned Software” means Software owned by the Vendors.

“Party” means either the Purchaser or any of the Vendors and “Parties” means the Purchaser and the Vendors together.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.

“Personal Information” means the classes of information regulated by Privacy Laws and collected, used, disclosed, or retained by, or otherwise under the control of, the Vendors such as an individual’s name, home address, age, gender, identification number, income, family status, citizenship, credit information, personal references or health records, including such information regarding the customers, suppliers, employees and agents of the Purchased Business.

“Privacy Laws” means all applicable federal, provincial, state, municipal or other laws governing the collection, use, disclosure and retention of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada) and the Personal Information Protection Act (British Columbia).

“Privacy Policies” means all privacy, data protection and similar policies adopted or used by the Vendors in respect of Personal Information, including any complaints process.

“Proceeds” has the meaning set out in Section 6.03(1)(a).

“Product Liability” means any liability or obligations relating to personal injuries or property damages resulting from or arising out of the use of any product or component manufactured or sold by SSI or the Subsidiaries prior to the Closing Date.

“Product Warranties “ means any liability or obligations relating to any product warranty or return claims for any product or component manufactured or sold by SSI or the Subsidiaries prior to the Closing Date;

“Purchased Business” means the vehicle mobile wireless monitoring business at present and heretofore carried on by the Vendors, including the developments and commercialization of the Commercialized Products.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchaser Indemnitees” has the meaning set out in Section 7.02(1).

“Recalls Liability” means any liability or obligations resulting from or arising out of any product or component recalls with respect to any product or component manufactured or sold by SSI or the Subsidiaries prior to the Closing Date.

“Registered IP” has the meaning set out in Section 3.01(5)(b).

“Release” means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

“Review Period” has the meaning set out in Section 2.04(2).

“Software” means any computer program, operating system, applications system, firmware, or software, including all object code, Source Code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, technical manuals, user manuals, and other documentation relating thereto.

“Statement of Accounting Principles” means the statement of accounting principles set out in Schedule 1.01D.

“Subsidiaries” means SmarTire Technologies Inc., SmarTire USA, Inc. and SmarTire Europe, Limited.

“Target Net Book Value” means $2,046,494 which represents the Net Book Value set out in Schedule 1.01E.

“Tax Act” means the Income Tax Act (Canada).

“Third Party Claim” means a Claim made against any person entitled to indemnification under this Agreement by any person who is not a Party to this Agreement.

“Third Party Proceeding” has the meaning set out in Section 7.04.

“Third Party Programs” has the meaning set out in Section 3.01(5)(p).

“Time of Closing” means 3:00 p.m. (Vancouver Time) on the Closing Date.

“TPM Products” means the stand alone tire pressure monitoring products and components, being stand alone receivers, sensors and external antennae, forming part of the Purchased Business at the Time of Closing, but, for greater certainty, does not include any tire pressure monitoring receiver or wireless gateway integrated into another unit or system.

“Transferring Employees” has the meaning set out in Section 4.04(1).

“Vendors Disclosure Letter” means the disclosure letter of the Vendors delivered in confidence simultaneously with the execution of this Agreement.

“Vendor Indemnitees” has the meaning set out in Section 7.03(1).

“Vendor-Retained Patents” means U.S. Patent Nos. 5,231,872 and 5,335,540.

“YA Global” means YA Global Investments, L.P. in its capacity as Collateral Agent for the secured parties set forth in that certain Security Agreement dated as of January 23, 2007 granted by SSI to such secured parties, as the same is amended and in effect.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections are to Articles and Sections of this Agreement and references herein to Schedules are to Schedules of the Vendors Disclosure Letter.

1.03	Extended Meanings

In this Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than the Vendors and the Purchaser.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the United States Financial Accounting Standards Board, or any successor body, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of the United States of America.

1.07	Control

(1) For the purposes of this Agreement,

(a)
a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b)
a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and

(c)	the general partner of a limited partnership controls the limited partnership.

(2) A person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(3) A person is deemed to control, within the meaning of Section 1.07(1)(a) or (b), an entity if the aggregate of

(a)	any securities of the entity that are beneficially owned by that person, and

(b)	any securities of the entity that are beneficially owned by any entity controlled by that person is such that, if that person and all of the entities referred to in Section 1.07(3)(b) that beneficially own securities of the entity were one person, that person would control the entity.

1.08	Schedules

The following are the Schedules to be attached to the Vendors Disclosure Letter:

The information disclosed in any Schedule will be disclosure only against the representation and warranty to which it expressly relates except to the extent that its relevance to another representation and warranty is manifest.

ARTICLE 2                                 – SALE, PURCHASE, AND LICENSE

2.01	Assets to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendors will sell to the Purchaser and the Purchaser will purchase from the Vendors as a going concern, as of and with effect from the opening of business on the Closing Date, all of the right, title, benefit and interest of the Vendors in and to the undertaking and all of the assets of the Purchased Business of every kind and description and wheresoever situate, save and except those assets listed in Schedule 2.01 and excepting cash on hand at the Time of Closing.  Without limiting the generality of the foregoing, the assets to be sold and purchased under this Agreement include:

(a)	the Leased Lands;

(b)	all plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Leased Lands;

(c)	all fixed machinery and fixed equipment situate on or forming part of the Leased Lands;

(d)	all other machinery and equipment and all vehicles, tools, handling equipment, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories of the Purchased Business;

(e)	all leases of machinery and equipment in which any of the Vendors is a lessee relating to the Purchased Business;

(f)	all Inventory;

(g)	all new and unused production, shipping and packaging supplies of the Purchased Business;

(h)	all the accounts receivable of the Purchased Business, including accounts receivable of SmarTire Europe Ltd., which shall be assigned to SSI prior to the Closing Date;

(i)	the following contracts or commitments relating to the Purchased Business:

(i)	all unfilled orders received by any of the Vendors in connection with the Purchased Business; and

(ii)	the further contracts and commitments described in Schedule 2.01(i);

(j)	all Permits required to carry on the Purchased Business in its usual and ordinary course including the Permits listed or described in Schedule 2.01(j);

(k)
all Intellectual Property Rights owned by each Vendor and belonging to or used  in the Purchased Business other than the Vendor-Retained Patents (the “Owned IP”), including all Owned Software and the Intellectual Property Rights listed in Schedule 2.01(k);

(l)
all Intellectual Property Rights not owned by any Vendor but licensed to such Vendor or used in the Purchased Business other than the Excluded Licensed IP (the “Licensed IP”), including the right to use the Intellectual Property Rights listed in Schedule 2.01(l);

(m)
all, engineering, production, assembly, design, installation, other technical drawings and specifications, working notes and memos, studies, consultants reports, technical data, samples, engineering prototypes, and all similar property of any nature of the Vendors relating to the Purchased Business;

(n)	the goodwill of the Purchased Business, including

(i)
the exclusive right to the Purchaser to represent itself as carrying on the Purchased Business in continuation of and in succession to the Vendors and the right to use any words indicating that the Purchased Business is so carried on, including the use if otherwise permitted by law of the corporate name “SmarTire Systems Inc.”, the domain name “smartire.com” and the trade names “SmarTire”, “SmartWave” and “SmarTire Road Voice”, and

(ii)	all records of sales, customer lists and supplier lists of or used in connection with the Purchased Business;

(o)
all pre-paid expenses and deposits relating to the Purchased Business including all pre-paid taxes and water rates, all pre-paid purchases of gas, oil and hydro, all pre-paid lease payments and all pre-paid employee items referred to in Section 4.04(3);

(p)
all plans and specifications in the Vendors’ possession or under its control relating to the plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Leased Lands including all such electrical, mechanical and structural drawings related thereto as are in the possession or under the control of the Vendors; and

(q)
all personnel records, inspection records and other records, books, documents and data bases recorded or stored by means of any device, including in electronic form, relating to the Purchased Business, the Assets and those employees who are, pursuant to the provisions of this Agreement, to be employed by the Purchaser as are in the possession or under the control of the Vendors.

2.02	Purchase Price

The purchase price payable to the Vendors for the Assets (such amount being hereinafter referred to as the “Purchase Price”) will be the aggregate of the following amounts, subject to adjustment as provided in Sections 2.03 and 2.04:

(a)	$2,500,000 payable at the Closing Date;

(b)	the following minimum earn-out payments:

(i)	$250,000 payable by March 1, 2009; and

(ii)	$250,000 payable by March 1, 2010;

(c)
such amounts, if any, equal to 10% of that portion of the Net TPM Product Sales that exceeds $2,000,000 up to $10,000,000 and 15% of that portion of the Net TPM Product Sales that exceeds $10,000,000 (together, the “Earn Out Amount”) for each of the following periods (each, an “Earn Out Period”):

(i)	the period from the Closing Date to the first anniversary date of the Closing Date;

(ii)	the period from the day following the first anniversary date of the Closing Date to the second anniversary date of the Closing Date;

(iii)	the period from the day following the second anniversary date of the Closing Date to the third anniversary date of the Closing Date;

(iv)	the period from the day following the third anniversary date of the Closing Date to the fourth anniversary date of the Closing Date;

(v)	the period from the day following the fourth anniversary date of the Closing Date to the fifth anniversary date of the Closing Date;

payable within 45 Business Days after the end of each Earn Out Period, provided that no such Earn Out Amount will be payable to the Vendors until:

(vi)	the conditions set forth in the Escrow Agreement for the release to the Vendors of the portion of the Purchase Price held by the Escrow Agent shall have been satisfied; and

(vii)
the Earn Out Amount then payable together with any other amounts previously paid or payable under Section 2.02(c) are in excess of the amounts previously paid under Section 2.02(b) and then only in the amount of such excess.

The Vendors hereby confirm to the Purchaser that the Vendors have collaterally assigned, and granted a security interest in, the rights to all payments due the Vendors hereunder, including the Earn Out Amount, to YA Global, subject to and provided that such collateral assignment/security interest shall have no impact on the Purchaser’s set-off rights set forth in Section 2.03(4).

2.03	Earn Out

(1) On the same date the Purchaser makes a payment (an “Earn Out Payment”) to the Vendors of the respective Earn Out Amount, or within 45 Business Days after the last day of the applicable Earn Out Period if the amount of such Earn Out Payment is nil, the Purchaser will deliver to SSI a copy of the documentation on which the Purchaser relied for purposes of calculating the amount of such Earn Out Payment (each, an “Earn Out Statement”), including any calculations decreasing the amounts payable given the minimum earn-out payments previously paid under Section 2.02(b) and the Purchaser will permit the Vendors and their advisors to examine backup material and ledgers used in preparing the Earn Out Statements as may be reasonably requested by the Vendors.  The Purchaser will, upon written request of SSI, make such backup material and ledgers available for audit to a national accounting firm chosen and compensated by SSI provided that the Purchaser is only required to submit to one such audit per applicable Earn Out Period.

(2) If SSI gives written notice to the Purchaser that it disputes an Earn Out Statement within 30 Business Days after the Earn Out Statement is delivered to SSI and SSI and the Purchaser cannot reach agreement on the Earn Out Statement within 30 Business Days after such notice of dispute is given, the dispute will be referred for determination by arbitration to a senior audit partner at the Vancouver office of Deloitte & Touche LLP chosen by the managing partner of such office.  The determination by such arbitrator will be made within 60 Business Days of such referral and will be final and binding on both SSI and the Purchaser.  The costs of the arbitrator will be borne by the Parties in such proportion as decided by the arbitrator, with SSI’s portion, if any, being deducted and paid out of the Earn Out Amount.

(3) If the Earn Out Payment as determined by SSI and the Purchaser or the arbitrator, as the case may be, exceeds the Earn Out Payment as determined pursuant to the Earn Out Statement, the Purchaser will pay the amount of the difference to SSI within two Business Days after the determination and the Purchase Price will be adjusted accordingly.  If the Earn Out Payment as so determined is less than the Earn Out Payment as determined pursuant to the Earn Out Statement, SSI will pay the amount of the difference to the Purchaser within two Business Days after the determination and the Purchase Price will be adjusted accordingly.

(4) The Purchaser shall be entitled to set-off against all or a portion of any amounts payable to the Vendors under Sections 2.02(b)(ii) and 2.02(c) any amounts payable by such Vendors to the Purchaser hereunder or any liability of any Vendor to the Purchaser pursuant to this Agreement, provided that the Purchaser shall not be entitled to set-off an amount equal to the Net Book Value Difference against the amounts payable to the Vendors under Section 2.02(b).

(5) For greater certainty and notwithstanding any of the other provisions of this Agreement, provided the Purchaser (either directly or through its Affiliates) makes commercially reasonable efforts to sell the TPM Products that are used in the Commercial Vehicle market during the Earn Out Period, the Purchaser may in its sole discretion deal with the TPM Products and the Intellectual Property Rights therein without any duty or obligation to account to the Vendors in respect thereof except as otherwise provided in this Agreement, including

(a)	incorporating all or a portion of the TPM Products in a product or system manufactured or sold by the Purchaser or an Affiliate of the Purchaser;

(b)	decreasing or discontinuing sales of the TPM Products to new or existing customers;

(c)	discontinuing the TPM Products, related product lines or support therefor; or

(d)
granting exclusive licenses to the TPM Products or otherwise transferring or disposing the Intellectual Property Rights in or to the TPM Products, provided that the fees generated from such licenses or transfers shall be included in Net TPM Product Sales, and that the Purchaser shall not transfer title to Intellectual Property Rights without either (i) prior approval of YA Global, or (ii) obtaining the agreement of such transferee that it will comply with the terms of this Agreement with respect to Earn Out Payments.

2.04	Closing Net Book Value

(1) Within 90 days after the Closing Date, the Purchaser will prepare, or cause to be prepared, and deliver to the Vendors an unaudited statement (the “Closing Net Book Value Statement”), which will set out the Purchaser’s calculation of Net Book Value as of the Closing Date (“Closing Net Book Value”).  At the Purchaser’s option, the Purchaser may conduct a physical inventory for purposes of preparing the Closing Net Book Value Statement, and the Vendors and their representatives will have the right to observe the taking of such physical inventory.  The Closing Net Book Value Statement will be prepared in accordance with generally accepted accounting principles, consistently applied, as modified by the Statement of Accounting Principles, and shall be adjusted to U.S. dollars using the same exchange rate used in connection with calculating the Target Net Book Value.  The Vendors will assist the Purchaser, as and to the extent requested by the Purchaser, in preparing such Closing Net Book Value Statement.

(2) Upon receipt from the Purchaser, the Vendors will have 30 days to review the Closing Net Book Value Statement (the “Review Period”).  If the Vendors disagree with the Purchaser’s computation of Closing Net Book Value, the Vendors may, on or prior to the last day of the Review Period, deliver a notice to the Purchaser (the “Notice of Objection”), which sets out their objections to the Purchaser’s calculation of Closing Net Book Value; provided, that the Notice of Objection will include only objections based on (a) non compliance with the standards set out in Section 2.04(1) for the preparation of the Closing Net Book Value Statement and (b) mathematical errors in the computation of Closing Net Book Value.  Any Notice of Objection will specify those items or amounts with which the Vendors disagree, together with a reasonable written explanation of the reasons for disagreement with each such item or amount, and will set out the Vendors’ calculation of Closing Net Book Value based on such objections.  To the extent not set out in the Notice of Objection, the Vendors will be deemed to have agreed with the Purchaser’s calculation of all other items and amounts contained in the Closing Net Book Value Statement.

(3) Unless the Vendors deliver the Notice of Objection to the Purchaser within the Review Period, the Vendors will be deemed to have accepted the Purchaser’s calculation of Closing Net Book Value and the Closing Net Book Value Statement will be final, conclusive and binding.  If the Vendors deliver the Notice of Objection to the Purchaser within the Review Period, the Purchaser and the Vendors will, during the 30 days following such delivery or any mutually agreed extension thereof, use their commercially reasonable efforts to reach agreement on the disputed items and amounts in order to determine the amount of Closing Net Book Value.  If, at the end of such period or any mutually agreed extension thereof, the Purchaser and the Vendors cannot reach agreement on the Closing Net Book Value, the dispute will be referred for determination by arbitration to a senior audit partner  at the Vancouver office of Deloitte & Touche LLP (the “Independent Expert”) chosen by the managing partner of such office.  The Parties will instruct the Independent Expert promptly to review this Section 2.04 and to determine solely with respect to the disputed items and amounts so submitted whether and to what extent, if any, the Closing Net Book Value set out in the Closing Net Book Value Statement requires adjustment.  The Independent Expert will base its determination solely on written submissions by the Purchaser and the Vendors and not on an independent review.  The Purchaser and the Vendors will make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert.  The Parties will request that the Independent Expert deliver to the Purchaser and the Vendors, as promptly as practicable but in no event later than 45 days after its retention, a report that sets out its resolution of the disputed items and amounts and its calculation of Closing Net Book Value; provided, that in no event will Closing Net Book Value as determined by the Independent Expert be less than the Purchaser’s calculation of Closing Net Book Value set out in the Closing Net Book Value Statement nor more than the Vendors’ calculation of Closing Net Book Value set out in the Notice of Objection.  The decision of the Independent Expert will be final and binding on the Parties.  The costs and expenses of the Independent Expert will be allocated between the Parties based upon the relative amount by which the determination of the Closing Net Book Value of each of them differed from that determined by the Independent Expert.

2.05	Payment of Net Book Value Adjustment

(1) After the Final Net Book Value has been finally determined pursuant to Section 2.04:

(a)
if the Final Net Book Value is less than the Target Net Book Value, the Purchaser will be entitled to set-off an amount equal to the Net Book Value Difference against the amounts payable to the Vendors under Section 2.02(c); or

(b)
if the Final Net Book Value exceeds the Target Net Book Value, the Purchaser will pay to the Vendors the amount, if any, equal to the Final Net Book Value minus the Target Net Book Value in cash by wire transfer of immediately available funds to an account designated by the Vendors within three Business Days after such determination of the Final Net Book Value.

(2) Any payment made pursuant to this Section 2.05 will be deemed to be an adjustment to the Purchase Price.

(3) Interest will accrue on the outstanding balances payable under Sections 2.05(1)(a) or 2.05(1)(b) at a rate of 8% per annum from the date the Final Net Book Value has been finally determined pursuant to Section 2.04 and, for certainty, if such amount is due to the Purchaser under Section 2.05(1)(a), the Purchaser will be entitled to include such accrued interest in respect of any set-off against the amounts payable to the Vendors under Section 2.02(c).

2.06	Allocation of Purchase Price

(1) The Purchase Price will be allocated among the Assets as set out on Schedule 2.06(1) (the “Allocation”).

(2) Each Vendor and the Purchaser must complete all tax returns, designations and elections in a manner consistent with the Allocation and otherwise follow the Allocation for all tax purposes on and subsequent to the Closing Date and not take any position inconsistent with the Allocation.  If the Allocation is disputed by any taxation or other Governmental Authority, the Party receiving notice of such dispute will promptly notify the other Party and the Parties will use reasonable commercial efforts to sustain the Allocation.  The Parties will share information and cooperate to the extent reasonably necessary to permit the transactions contemplated by this Agreement to be properly, timely and consistently reported.

2.07	Elections

(1) The Vendors and the Purchaser will on or before the Time of Closing jointly execute an election, in the prescribed form and containing the prescribed information, to have subsection 167(1.1) of the Excise Tax Act (Canada) apply to the sale and purchase of the Assets hereunder so that no tax is payable in respect of such sale and purchase under Part IX of the Excise Tax Act (Canada).  The Purchaser will file such election with the Minister of National Revenue within the time prescribed by the Excise Tax Act (Canada).

(2) The Vendors and the Purchaser will execute and file, on a timely basis and using the prescribed form, a joint election under section 22 of the Tax Act as to the sale of the accounts receivable of the Vendors to be purchased under this Agreement, and prepare their respective tax returns in a manner consistent with such joint election.  For purposes of such joint election, the elected amount in respect of the accounts receivable will be consistent with the Allocation.

(3) The Vendors and the Purchaser acknowledge that the Vendors are transferring Assets to the Purchaser with a value equal to the amount set out in Section 2.02 in consideration for the Purchaser assuming certain prepaid obligations of such Vendors to deliver goods or provide services in the future.  The Vendors and the Purchaser will execute and file, on a timely basis and using any prescribed form, a joint election under subsection 20(24) of the Tax Act as to such assumption hereunder, and prepare their respective tax returns in a manner consistent with such joint election.

2.08	Assumption of Obligations and Liabilities

The Purchaser will, from and after the Time of Closing (unless such other time is provided below), assume, fulfil and perform the following obligations and liabilities of the Vendors (collectively, the “Assumed Liabilities”):

(a)	all contracts and other commitments specifically described in Schedule 2.08;

(b)	all obligations and liabilities in respect of all Transferring Employees specifically described in Section 4.04(2) following the close of business on the Closing Date; and

(c)	all current liabilities and obligations of the Vendors specified in Schedule 2.08.

2.09	Obligations and Liabilities Not Assumed

Except for the Assumed Liabilities, the Purchaser will not be liable or responsible for, and the Purchaser will not be deemed by reason of the execution and delivery of this Agreement or any agreement, instrument or documents delivered pursuant to or in connection with this Agreement or otherwise by reason of the consummation of the transactions contemplated hereby to assume, any obligations or liabilities (collectively, the “Excluded Liabilities”) of any of the Vendors whatsoever, whether known or unknown, whether accrued, absolute, fixed or contingent, whether liquidated or unliquidated, whether due or to become due, or otherwise.

2.10	Non-Assignable Contracts and Commitments

(1) Each Vendor will use reasonable commercial efforts to obtain any third party consents or waivers necessary to permit the assignment to, and assumption by, the Purchaser of all the contracts and other commitments to be assigned to and assumed by the Purchaser pursuant to this Agreement.

(2) Nothing in this Agreement will constitute an agreement to assign or an attempted assignment of any contract or other commitment for which any requisite consent or waiver to the assignment thereof has not been obtained.  Subject to the provisions of Section 5.01, to the extent permitted by Applicable Law, if any requisite consent or waiver has not been obtained on or prior to Closing, the applicable contract or other commitment which was otherwise to be assigned to and assumed by the Purchaser as contemplated herein will be held by such Vendors in trust for the benefit of the Purchaser and the Purchaser will perform the obligations of such Vendors thereunder and be entitled to receive all money becoming due and payable under and other benefits derived from the contract or other commitment immediately after receipt by such Vendors.

2.11	Payment of Purchase Price

The Purchase Price will be payable as follows:

(a)
$2,500,000 by the delivery to the Escrow Agent in trust subject to the terms of the Escrow Agreement at the Time of Closing of a solicitors’ trust cheque, certified cheque, bank draft or wire transfer payable at par in Vancouver to or to the order of the Escrow Agent in trust;

(b)
the Earn Out Amounts by the delivery to SSI of a certified cheque, bank draft or wire transfer payable at par in Vancouver to or to the order of SSI representing each Earn Out Amount, if any, at the times set out in Section 2.02(b) and otherwise in accordance with the terms of this Agreement; and

(c)	by the Purchaser or the Vendors paying (or setting-off), as applicable, any adjustment to the Purchase Price pursuant to Section 2.05.

2.12	Assets to Be Licensed

On the Closing, the Purchaser and SSI shall execute the License to Vendor-Retained Patents and be subject to the terms and conditions therein.

2.13	Patent Assignment

The Purchaser and the Vendors agree that this Agreement constitutes, among other things, the express assignment on the Closing of all patents and patent applications in the Owned IP from SSI to the Purchaser.  Pursuant to Section 8.01 and with regard to the U.S. patents and U.S. patent applications in the Owned IP, the Purchaser and SSI agree to execute on the Closing the Notice of Patent Assignment, which will be filed by the Purchaser with the U.S. Patent and Trademark Office.  Also pursuant to Section 8.01, SSI and the Purchaser agree to execute on and after the Closing any other documents that may need to be filed with any other patent office to reflect the assignment of any non-U.S. patents and patent applications from SSI to the Purchaser.

2.14	Guarantee

Purchaser’s Guarantor hereby guarantees the performance of the obligations of the Purchaser under this Agreement.

ARTICLE 3                                 - REPRESENTATIONS AND WARRANTIES

3.01	Vendors’ Representations and Warranties

Each Vendor jointly and severally represents and warrants to the Purchaser that:

(1) Corporate

(a)
SSI and STI are corporations duly incorporated, organized and subsisting under the laws of the Province of British Columbia.  SUI is a corporation duly incorporated, organized and subsisting under the laws of the State of Delaware.  Each Vendor has the corporate power to own its assets and to carry on its business and has made all necessary filings under all Applicable Laws.

(b)
Assuming that the sale of the Assets to the Purchaser is either ratified by a special resolution of SSI or considered a sale that meets the requirements of Section 301(3)(a) of the Business Corporations Act (British Columbia), each Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Assets to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(c)
Assuming that the sale of the Assets to the Purchaser is either ratified by a special resolution of SSI or considered a sale that meets the requirements of Section 301(3)(a) of the Business Corporations Act (British Columbia), this Agreement constitutes a valid and legally binding obligation of each Vendor, enforceable against such Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)
There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon any Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Assets other than pursuant to the provisions of this Agreement or pursuant to purchase orders accepted by such Vendor in the usual and ordinary course of the Purchased Business.

(e)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by any Vendor will result in the violation of:

(i)	any of the provisions of the constating or charter documents of such Vendor;

(ii)	any agreement or other instrument to which such Vendor is a party or by which such Vendor is bound subject to obtaining the consents set out in Schedule 3.01(1)(e); or

(iii)	any Applicable Law in respect of which such Vendor must comply.

(f)
The Vendors do not have any subsidiaries other than the Subsidiaries, and none of the Subsidiaries has any assets or liabilities nor carries on any of the Purchased Business except as set out in Schedule 3.01(1)(f), and SmarTire Europe, Limited has no assets, rights, licenses or goodwill necessary to carry on any of the Purchased Business.

(2) Financial

(a)
The books and records of each Vendor relating to the Purchased Business are true and correct and present fairly and disclose in all material respects the financial position of the Purchased Business and all material financial transactions of such Vendor relating to the Purchased Business have been accurately recorded in such books and records and, to the extent possible, such books and records have been prepared in accordance with generally accepted accounting principles consistently applied.

(b)
The consolidated  financial statements of Vendors, consisting of the Balance Sheet and statements of income, retained earnings and cash flows for the period ended on the Balance Sheet Date and such consolidated  financial statements for the preceding two fiscal years, together with the report of the auditors thereon and the notes thereto for the two prior fiscal years, copies of which are set out in Schedule 3.01(2)(b):

(i)	are in accordance with the books and accounts of the Vendors as at the balance sheet dates set out therein;

(ii)
are true and correct and present fairly the financial position of the Vendors as at the balance sheet dates set out therein and the results of operations and cash flows of the Vendors for the periods covered thereby, all in accordance with generally accepted accounting principles consistently applied; and

(iii)	have been prepared in accordance with generally accepted accounting principles consistently applied.

(c)
Since the Balance Sheet Date the Purchased Business has been carried on in its usual and ordinary course and none of the Vendors have entered into any transaction out of the usual and ordinary course of the Purchased Business.

(d)	Since the Balance Sheet Date except as set out in Schedule 3.01(2)(d), there has been no Material Adverse Effect in respect of the Purchased Business.

(e)
No current or former director, officer, shareholder or employee of any Vendor or any person not dealing at arm’s length within the meaning of the Tax Act with any such person or with any Vendor is indebted to any of the Vendors.

(3) Condition of Assets

(a)
The Vendors are the owners of the Assets with good and marketable title thereto, free and clear of all liens, charges, encumbrances and any other rights of others other than those set out in Schedule 3.01(3)(a).

(b)	The accounts receivable of the Purchased Business are to the Vendors’ knowledge good accounts receivable collectible within 90 days and are not subject to any defence, counterclaim or set-off.

(c)
All machinery and equipment owned or used by the Vendors in the Purchased Business have been properly maintained and are in good working order for the purposes of on-going operation, subject to ordinary wear and tear for machinery and equipment of comparable age.

(d)
All of the Inventory is of in good and merchantable quality and is suitable and usable for the purposes for which it is intended and is in a condition such that it can be sold in the ordinary course of the Purchased Business consistent with past practice. The level of Inventory is not in excess of the normal operating requirements of the Purchased Business in the ordinary course and consistent with past practices.  The Inventory does not include items that are obsolete, damaged or slow moving, for which reserves have not been established in accordance with generally accepted accounting practices, as reflected on the Balance Sheet.

(4) Contracts and Commitments

(a)
No Vendor is a party to any contract or commitment relating to the Purchased Business outside the usual and ordinary course of the Purchased Business and is not a party to any contract or commitment relating to the Purchased Business extending for a period of time longer than 12 months or involving expenditures by the Vendors in the aggregate in excess of $10,000, except such contracts or commitments as are listed in Schedule 3.01(4)(a).

(b)
No Vendor is in default or breach of any contract or commitment and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach, and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and the Vendors are entitled to all benefits thereunder.

(c)	No Vendor is a party to or bound by any guarantee, indemnification, surety or similar obligation pertaining to the Purchased Business.

(d)	Except as set out in Schedule 3.01(4)(d), No Vendor is a party to any lease or agreement in the nature of a lease for real property, whether as lessor or lessee pertaining to the Purchased Business.

(e)
No Vendor has any agreements, options or commitments to acquire any securities of any corporation or to acquire or lease any real property or assets to be used in or in connection with the Purchased Business other than, in the latter case, those assets that are to be used in the usual and ordinary course of business of the Purchased Business.

(f)
There are no outstanding orders, notices or similar requirements relating to the Purchased Business or to the Assets issued by any Governmental Authority and there are no matters under discussion with any Governmental Authority relating to orders, notices or similar requirements.

(5) Intellectual Property

(a)	The Vendors own the entire right, title and interest in and to all of the Owned IP.

(b)
Schedule 3.01(5)(a) contains (i) a complete and accurate list and description of all patents and patent applications, registered copyrights, registered or applied for trade-marks, and domain names that are included in the Owned IP (the “Registered IP”), and (ii) to the extent not listed in Schedule 3.01(5)(a), a description of all Owned IP, including without limitation any unpatented inventions, trade secrets, and trade names, that are material to the Purchased Business or the commercialization of the Owned IP.

(c)
Schedule 3.01(5)(a) specifies, for each item of Registered IP, the jurisdictions in which each application has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners thereof, and, in respect of all patents or filed patent applications that are included in the Owned IP, the date the inventions that are the subject thereof were first offered for commercial sale or first publicly disclosed.

(d)
All descriptions and information regarding the Intellectual Property Rights included in Schedule 3.01(5)(a) are accurate and complete and all applications were true and correct, and all registrations for Registered IP are in good standing.

(e)	The Owned IP is valid and the rights of the Vendors in the Owned IP are enforceable, to the best of Vendors’ knowledge.

(f)
The Vendors have the exclusive and unfettered right to (i) use, commercialize, dispose of, and otherwise deal with the Owned IP and all other rights in the Commercialized Products, subject only to the rights the Vendors have granted to others pursuant to the terms of the license agreements listed in Schedule 3.01(5)(f) (the “Outbound Licenses”), and (ii) prosecute, enforce, and defend all Owned IP.

(g)
Other than the Outbound Licenses, there are no, and have never been any, distributors, sales agents, representatives, VARs, OEMs, resellers, or other persons who have or had rights to market, sublicense, sell, or support any Commercialized Products.

(h)
All of the Licensed IP is set out on Schedule 3.01(5)(h).  The Vendors have the exclusive right to use the Licensed IP except to the extent the rights are identified in Schedule 3.01(5)(h) as being non-exclusive.

(i)	Except as set out in Schedule 3.01(5)(h), no Vendor is a party to any contract or commitment to pay any royalty or other fee to use the Licensed IP, the Owned IP, or the Commercialized Products.

(j)	No consents are required in order for the Licensed IP to be licensed or sub-licensed to any third party except as set out in Schedule 3.01(5)(j).

(k)	The Intellectual Property Rights listed on Schedules 3.01(5)(a) and 3.01(5)(h) include all of the Intellectual Property Rights used in or required for the proper carrying on of the Purchased Business.

(l)
Neither the use, sale, or other commercialization of the Commercialized Products nor the conduct of the Purchased Business infringes or otherwise violates the Intellectual Property Rights or other rights of any other person, and none of the Vendors has received or know of any notices, demands, or statements (either written or oral) or any pending or threatened proceeding, dispute, action, or other matter in respect of a claim that (i) such Vendor is not the owner of the Owned IP, (ii) such Vendor does not have the right to use and exploit Owned IP, or (iii) would otherwise conflict with the representations and warranties in this Agreement.

(m)	Neither the Commercialized Products nor the Owned IP constitute a derivative work of any works or other property of any third party.

(n)	To the knowledge of the Vendors, no infringement, misuse, or misappropriation of the Owned IP has occurred or is occurring except as set out on Schedule 3.01(5)(n).

(o)
All individuals who have materially contributed to any of the Owned IP were, at the time they contributed to the Owned IP, either full-time employees of the Vendors or were contractors who assigned their Intellectual Property Rights in the Owned IP to the Vendors pursuant to written agreements.

(p)
Except for the third party Software (“Third Party Programs”) listed in Schedule 3.01(5)(p), the Commercialized Software neither contains nor embodies nor uses nor requires any third party Software, including development tools and utilities, and the Owned Software, together with the Third Party Programs, contains all material necessary for the continued maintenance and development of the Commercialized Software.

(q)
Except as listed in Schedule 3.01(5)(q), no Vendor has (i) incorporated Open Source Materials into, or combined Open Source Materials with, Owned IP or Licensed IP, (ii) distributed Open Source Materials, or (iii) used Open Source Materials in the development of Commercialized Products.

(r)
None of the Open Source Materials listed on Schedule 3.01(5)(q) dynamically link to, are compiled together with, or are otherwise used by or incorporated into Owned IP in a manner that would require any portion of the Owned IP incorporated into, derived from, or distributed with such material be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge.

(s)
Copies of all licence and maintenance agreements for the Third Party Programs have been made available by each Vendor to the Purchaser, except in respect of Third Party Programs that are shrink-wrapped Software and that are purchased off-the-shelf by such Vendor in order to be passed through to such Vendor’s customers.

(t)
Schedule 3.01(5)(t) lists all the other licences, maintenance or support agreements, development contracts and all other agreements (other than requests for proposals and proposals that are referred to in such agreements) between the Vendors and users of the Commercialized Software, copies of each of which have been made available to the Purchaser.

(u)
Except as listed in the materials referenced in Schedule 3.01(5)(u), there are no known problems or defects in the Commercialized Software including bugs, logic errors or failures of the Commercialized Software to operate as described in the related documentation and, except for such disclosed problems or defects, the Commercialized Software operates in accordance with its documentation and specifications.  The Commercialized Software does not contain any undocumented code, disabling mechanism or protection feature intentionally designed to prevent its use, including any clock, timer, counter, computer virus, worm, software lock, drop dead device, trojan-horse routine, trap door, time bomb or any other codes or instructions that may be used to access, modify, replicate, distort, delete, damage or disable Commercialized Software or data, other software, operating systems, computers or equipment with which the Commercialized Software interacts.

(v)
Schedule 3.01(5)(v) accurately describes the current state of the Commercialized Products, together with all current development plans for the Commercialized Products, including design problems, remedial plans, requests for new features from customers and enhancement plans.

(w)
Except as disclosed in Schedule 3.01(5)(w), no (i) government funding, (ii) facilities of a university, college, other educational institution or research center, or (iii) funding from any person (other than funds received in consideration for shares in the capital of the Vendors) was used in the development of the Owned IP and no current or former employee or consultant of the Vendors who was involved in, or who contributed to, the creation or development of any of the Owned IP has, to the knowledge of the Vendors, performed services for any government, university, college, or other educational institution or research center during a period of time during which such employee or consultant was also performing services for the Vendors.

(x)
All permits, exemptions, or licenses required to import, use, and distribute the Commercialized Products have been obtained for all countries to or in which the Vendors currently sell or distribute the Commercialized Products.

(y)
The Vendors have maintained the confidentiality of all material portions of the Owned IP that are not patented and not subject to copyright protection and all persons having access to or knowledge of Owned IP of a confidential nature or other material confidential information of the Vendor have entered into appropriate non-disclosure agreements with the Vendors.

(6) Commercialized Products.

(a)
There are no warranties (express or implied) outstanding with respect to any Commercialized Products, or any services rendered, by the Vendors, beyond that set forth in the standard conditions of sale or service, copies of which are included as Schedule 3.01(6)(a).

(b)
Each of the Commercialized Products or service rendered, has been manufactured, sold, distributed, provided, shipped or licensed by the Vendors in conformity with all applicable contractual commitments and warranties.  There are no material design, manufacturing or other defects, latent or otherwise, with respect to any of the Commercialized Products and such Commercialized Products are not hazardous when used in accordance with their intended use.  Each of the Commercialized Product that has been manufactured, sold, distributed, provided, shipped or licensed prior to the Time of Closing contains all warnings required by Applicable Law and such warnings are in accordance with reasonable industry practice.

(c)
There are no reserves necessary or contained or to be contained in any of financial statements of any of the Vendors for product design, warranty claims or other damages in connection with any Commercialized Products manufactured, sold, distributed, shipped or licensed, or service rendered, by the Vendors.

(d)
Except as listed in Schedule 3.01(6)(d), in the 7 years prior to the Closing Date, no Governmental Authority has mandated or recommended a product recall or issued a directive for any of the Commercialized Products nor has any Vendor voluntarily engaged in a product recall because of design or manufacturing defects in the Commercialized Products.

(7) Employees

(a)	No Vendor is a party to or bound by any contract or commitment to pay any management fee pertaining to the Purchased Business except as disclosed in Schedule 3.01(7)(a).

(b)	No Vendor has any written employment contract relating to the Purchased Business with any person whomsoever except as disclosed in Schedule 3.01(7)(b).

(c)	The Vendors have provided to the Purchaser in writing:

(i)	the names of all employees of the Purchased Business;

(ii)	their position or title;

(iii)	their status (e. g., full time, part time, temporary, casual, seasonal, co-op student);

(iv)	their total annual remuneration, including a breakdown of (A) salary and (B) bonus or other incentive compensation, if any;

(v)	other terms and conditions of their employment (other than Benefit Plans and Compensation Policies);

(vi)	their age;

(vii)
their total length of employment including any prior employment that would affect calculation of years of service for any purpose, including statutory entitlements, contractual entitlements (express or implied), benefit entitlements or pension entitlements; and

(viii)	whether any employees are on any approved or statutory leave of absence and, if so, the reason for such absence and the expected date of return.

(d)	Schedule 3.01(7)(d) sets out:

(i)	the names of all consultants of the Purchased Business (excluding lawyers and accountants) for which the Vendors have:

(A)	written agreements currently in force; and

(B)	oral agreements of any material nature currently in force;

(ii)	whether the consultant is providing services pursuant to a written consulting contract;

(iii)	the term of any contract under Section 3.01(7)(d)(ii);

(iv)	notice, if any, required by a Vendor to terminate the consulting relationship without cause;

(v)	the date the consultant first commenced providing services to the Purchased Business;

(vi)	the hourly fee of the consultant; and

(vii)	the annual fees paid to the consultant for the preceding calendar year.

(e)	No Vendor is a party to or bound by any collective bargaining agreement relating to the Purchased Business.

(f)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any employees of the Purchased Business by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii)	has applied to be certified as the bargaining agent of any employees of the Purchased Business; or

(iii)	has applied to have any Vendor declared a related employer or successor employer pursuant to applicable labour legislation.

(g)
There are no actual, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any actual, threatened or pending unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to the Purchased Business, and there have not been any such activities or disputes or proceedings within the last year.

(h)	All vacation pay for employees of the Purchased Business is properly reflected and accrued in the books and accounts of the Vendors.

(i)
Since the Balance Sheet Date, except in the ordinary course of business or as required by law, there have been no changes in the terms and conditions of employment of any employees of the Purchased Business, including their salaries, remuneration and any other payments to them, and there have been no changes in any remuneration payable or benefits provided to any officer, director, consultant, independent or dependent contractor or agent of the Purchased Business, and No Vendor has agreed or otherwise become committed to change any of the foregoing since that date.

(j)	The Vendors are employing all employees of the Purchased Business in compliance with all applicable taxation, health, labour and employment laws, rules, regulations, notices, and orders.

(k)
The Vendors are in compliance with applicable workers’ compensation and occupational safety laws and regulations made pursuant thereto and there are no outstanding Claims, charges, orders, assessments, levies or penalties thereunder.

(8) Privacy Laws

(a)
The collection, use and retention of the Personal Information by the Vendors, the disclosure or transfer of the Personal Information by the Vendors to any third parties and transfer of the Personal Information by the Vendors to the Purchaser as part of the Purchaser’s due diligence and as contemplated by this Agreement or any ancillary agreement comply with all Privacy Laws and is consistent with the Vendors’ own Privacy Policies.

(b)	There are no restrictions on the Vendors’ collection, use, disclosure and retention of the Personal Information except as provided by Privacy Laws and the Vendors’ own Privacy Policies.

(c)	There are no Claims pending, ongoing, or to the Vendors’ knowledge, threatened, with respect to any Vendor’s collection, use, disclosure or retention of the Personal Information.

(d)
No decision, judgment or order, whether statutory or otherwise, is pending or has been made, and no notice has been given pursuant to any Privacy Laws, requiring a Vendor to take (or to refrain from taking) any action with respect to the Personal Information.

(e)	Set out, described or cross-referenced in Schedule 3.01(8)(e) are the following in respect of the Personal Information:

(i)	all Privacy Policies;

(ii)	a copy of all publications describing the Privacy Policies, including all versions of the Privacy Policy appearing on the Vendors’ Web sites;

(iii)	copies of all privacy audits conducted by or on behalf of the Vendors; and

(iv)	a list of all jurisdictions in which the Vendors collect, store and use Personal Information.

(9) Benefits Plans

(a)
Schedule 3.01(9)(a) contains a list of every benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by a Vendor or any Affiliate or subsidiary thereof, including the Subsidiaries, for the benefit of any of its employees or former employees or dependent or independent contractors of a Vendor employed or retained in connection with the Purchased Business or their respective dependants or beneficiaries (the “Benefit Plans”) including all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements except for any statutory plans to which the Vendors are obliged to contribute or comply including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, worker’s compensation and employment insurance legislation.

(b)
Schedule 3.01(9)(b) contains a list of all compensation policies and practices of the Vendors (“Compensation Policies”) applicable to employees and dependent and independent contractors of the Vendors.

(c)
Each Vendor has delivered to the Purchaser true, complete and up-to-date copies of all Benefit Plans and Compensation Policies and all amendments thereto together with all summary descriptions of the Benefit Plans and Compensation Policies provided to past or present participants therein, the statement of investment policies for each plan, all funding agreements and service provider contracts or other contracts in respect of the Benefit Plan in respect of which such Vendor may have liability (including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements).

(d)
No fact, condition or circumstance exists that would affect the information contained in the documents provided pursuant to Section 3.01(9)(c) and, in particular, no promises or commitments have been made by a Vendor to amend any Benefit Plan or Compensation Policy.

(e)
None of the Benefit Plans are required to be registered by Applicable Law (including registration with any tax authorities where such registration is required to qualify for tax exemption or other beneficial tax status).  All of the Benefit Plans have always been administered in compliance with their terms and all Applicable Law.

(f)
Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of the Purchased Business (whether or not under any Benefit Plan), materially increase the benefits payable or provided under any Benefit Plan, result in any acceleration of the time of payment or vesting of any such benefit, or increase or accelerate employer contributions thereunder.

(10) Realty

(a)	No Vendor owns or has owned any real property.

(b)
The operations of the Purchased Business from the Leased Lands are not subject to any restriction or limitation other than those set out in the applicable leases and Applicable Law and are not in contravention of any Applicable Law.

(c)
No Vendor has received notice of any assessment or any capital charges or levies assessed or proposed to be assessed against any of the Assets by a Governmental Authority or that any Governmental Authority intends to require such Vendor to pay for any future roads, utilities or services relating to the Leased Lands.

(d)
All improvements (including all plant, buildings, structures, erections, appurtenances and fixtures) situate on or forming part of the Leased Lands were completed in a good and competent manner and in accordance with the requirements of all applicable Governmental Authorities and all such improvements are free of material defect.

(e)	The Leased Lands are serviced by all private and public utility services that are necessary for the operations of the Purchased Business on the Leased Lands.

(11) Environmental

(a)
The Purchased Business, as carried on by each Vendor and its predecessors in title, and the Assets are in compliance in all material respects with all Environmental Laws and there are no facts known after due inquiry by a Vendor that could give rise to a notice of non-compliance with any Environmental Law.

(b)
Schedule 3.01(11)(b) contains a complete list of all environmental Permits used in or required to carry on the Purchased Business in its usual and ordinary course, such Permits are in full force and effect and are transferable to the Purchaser on Closing.

(c)
No Vendor nor to the knowledge of such Vendor any of its predecessors in title has used any of the facilities or Leased Lands pertaining to the Purchased Business, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance in all material respects with all Environmental Laws.  None of the Leased Lands has been used for or been designated as a waste disposal site.

(d)
To the knowledge of the Vendors, there are no pending changes to Environmental Laws that would render illegal, or materially restrict, the operation of the Purchased Business in its usual and ordinary course.

(e)
No Vendor has been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and it has not settled any prosecution or other proceeding short of conviction in connection therewith, in relation to the Purchased Business.

(f)
No Vendor nor to the knowledge of such Vendor any of its predecessors in title has caused or permitted the Release of any Hazardous Substance at, on or under the Leased Lands, or the Release of any Hazardous Substance off-site of the Leased Lands in relation to the Purchased Business, except in compliance in all material respects with Environmental Laws.

(g)
There are no conditions that directly or indirectly relate to environmental matters or to the condition of the soil or the groundwater that would adversely affect the Purchased Business in a material manner (whether at, on or below the Leased Lands or any adjoining properties).

(h)
No Vendor nor to the knowledge of such Vendor any of its in title has received written notice, or has knowledge after due inquiry of any facts that could give rise to any notice, that such Vendor or its predecessors are potentially responsible for any remedial action under any Environmental Law in connection with the Purchased Business.

(12) Taxes

(a)
The Purchaser is acquiring the ownership, possession or use under this Agreement of all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be capable of carrying on the Purchased Business as a business within the meaning of section 167 of the Excise Tax Act.

(b)	There are no liens for taxes upon the Assets, except for statutory liens for current taxes not yet due.

(c)	SSI is registered under Part IX of the Excise Tax Act (Canada) with registration number 120809694RT0001.

(d)	Each of SSI and STI is not a non-resident of Canada within the meaning of section 116 of the Tax Act.

(13) General

(a)
There are no Claims (whether or not purportedly on behalf of any Vendor) pending or threatened against or affecting, or which could affect, the Purchased Business, the Assets or the Vendors, except such Claims as are disclosed in Schedule 3.01(13)(a).

(b)
No Vendor is conducting the Purchased Business in any jurisdiction other than the Province of British Columbia, other than sales made in other Canadian provinces, the United States and the United Kingdom.

(c)
Each Vendors is conducting the Purchased Business in compliance with all Applicable Laws of Canada and of the Province of British Columbia and all municipalities thereof in which the Purchased Business is carried on, is not in breach of any such Applicable Laws and is duly licensed, registered or qualified in the Province of British Columbia and all municipalities thereof in which such Vendor carries on the Purchased Business to enable the Purchased Business to be carried on as now conducted and its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have a material adverse effect or that may be affected by the completion of the transactions contemplated hereby.

(d)
Schedule 3.01(13)(d) is a true and complete list of all Permits necessary or required to enable the Purchased Business to be carried on as now conducted and its assets to be owned, leased and operated and, except as disclosed in Schedule 3.01(13)(d), all such Permits are transferable by the Vendors to the Purchaser on the Closing Date.

(e)
Schedule 3.01(13)(e) is a true and complete list of all insurance policies maintained by the Vendors that also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending Claims thereunder.

(f)
No representation or warranty or other statement made by the Vendors in this Agreement or otherwise furnished by or on behalf of such Vendor to the Purchaser in connection with the transactions contemplated by this Agreement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.  The Vendors do not have knowledge of any facts which reasonably should be known to them relating to the Purchased Business which, if known by the Purchaser, might reasonably be expected to deter the Purchaser from completing the transactions contemplated in this Agreement.

3.02	Purchaser’s Representations and Warranties

The Purchaser represents and warrants to the Vendors that:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario.

(b)	The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law in respect of which the Purchaser must comply.

(e)	The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 13603 9021 RT 0001.

ARTICLE 4                                 - COVENANTS

4.01	Covenants of the Vendors

(1) Except as otherwise contemplated by this Agreement or consented to in writing by the Purchaser, from the date of this Agreement until Closing, each Vendor will:

(a)	carry on the Purchased Business in the usual and ordinary course, consistent with past practice;

(b)
use all reasonable commercial efforts to preserve intact the Purchased Business, organization and goodwill, to keep available the employees of the Purchased Business as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom the Purchased Business has business relationships;

(c)
use all reasonable commercial efforts to cause its current insurance policies with respect to the Purchased Business not to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such terminations, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies, and where possible, for substantially similar premiums, are in full force and effect;

(d)
use all reasonable commercial efforts to assist the Purchaser, as the Purchaser may direct, with the Purchaser’s negotiations with Alpha Equities Ltd. in respect of the assumption of the lease between Alpha Equities Ltd. and SSI dated April 2008 (or the execution of a replacement lease) for the leased premises at #150, 13151 Vanier Place, Richmond, B.C.;

(e)
use all reasonable commercial efforts to assist the Purchaser, as the Purchaser may direct, to cause those persons listed in Schedules 5.01(s) and (t) to enter into the retention agreements contemplated in Sections 5.01(s) and (t);

(f)
promptly advise the Purchaser in writing of the occurrence of any Material Adverse Effect in respect of the Purchased Business or of any facts that come to their attention which would cause any of the Vendors’ representations and warranties herein contained to be untrue in any respect;

(g)
maintain the books, records and accounts of the Purchased Business in the usual and ordinary course, consistent with past practice and record all transactions on a basis consistent with that practice; and

(h)
use all reasonable commercial efforts to obtain critical vendor status with respect to the bankruptcy proceedings (the “MCI Proceedings”) initiated by Motor Coach Industries International, Inc. (“MCI”) and to negotiate and sign a favourable trade payables agreement with MCI or its duly authorized representative or trustee in bankruptcy as requested by the Purchaser, acting reasonably;

(i)
use all reasonable commercial efforts to preserve the Vendor’s rights with respect to the MCI Proceedings, including negotiating with MCI to have it assume and assign any executory contracts with any of the Vendors, as requested by the Purchaser, acting reasonably;

(j)
provided that the Purchaser is not in breach of this Agreement of any material nature, not solicit, entertain or otherwise engage in or continue any existing discussions or negotiations or accept any offers with respect to the possible sale, directly or indirectly through merger or otherwise, of the Assets, with or from any party other than the Purchaser, whether by its directors or officers, debtholders or any of their respective advisors, consultants or agents, and will promptly inform the Purchaser after receipt of any inquiries or offers that such Vendor may receive (other than in the ordinary course of business) from potential purchasers for the Assets (such notice to include the names of the potential purchasers and the terms of the offer); and

(k)
subject to the terms of this Agreement and in accordance with Applicable Law, convene and hold a special meeting of the shareholders of SSI for the purpose of passing special resolutions to approve the transactions contemplated by this Agreement and the change of name of SSI as contemplated in Section 4.01(3)(a) on or before March 1, 2009, or such other date as may be agreed to by the Purchaser and SSI, or if SSI is unable to obtain, after using its best efforts to do so, such shareholder approval of the transactions contemplated by this Agreement, SSI will use all reasonable commercial efforts to obtain an order of the British Columbia Supreme Court declaring that the disposition of SSI’s undertaking contemplated by this Agreement is for valuable consideration to the Purchaser who is dealing with SSI in good faith pursuant to Section 301(3)(a) of the Business Corporations Act (British Columbia).

(2) Each Vendor will ensure that the representations and warranties of such Vendor set out in Section 3.01 over which such Vendor has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser set out in Section 5.01 over which such Vendor has reasonable control have been performed or complied with by the Time of Closing.

(3) As soon as practicable after the Closing Date, each Vendor will file, and SSI will cause SmarTire Europe, Limited to file:

(a)
articles of amendment (or such corporate filings as may be required in the applicable jurisdiction) to change its corporate name to one that does not include any trade mark or trade name included in the Assets or is not confusingly similar to such names or marks; and

(b)	cancellations with all applicable Governmental Authorities of the registrations of all business names included in the Assets.

(4) Collection of Accounts Receivable.  The Vendors shall forward promptly to the Purchaser any monies, cheques or instruments received by the Vendors after the Closing Date with respect to the accounts receivable of the Vendors to be purchased under this Agreement and shall endorse any such cheques or instruments for the benefit of the Purchaser and shall forthwith transfer or cause to be transferred to the Purchaser any monies wired or otherwise deposited into any of the Vendors’ accounts which relate to such accounts receivable.  The Vendors hereby grant to the Purchaser a power of attorney to endorse and cash any cheques or instruments payable or endorsed to the Vendors or their order which are received or obtained by the Purchaser and which relate to accounts receivable purchased by the Purchaser from the Vendors.  For greater certainty, the Purchaser shall be permitted to set-off against any amounts payable to the Vendors under Sections 2.02(b) and 2.02(c) any amount any of the Vendors are liable to the Purchaser in this Section 4.01(4) which are not promptly paid to the Purchaser when due, together with interest at a rate of 8% per annum from the date the accounts receivable are paid to any Vendor.

4.02	Examination of Records and Assets

Each Vendor will forthwith make available to the Purchaser and its authorized representatives all books of account, data bases recorded or stored by means of any device, including in electronic form, title documents, abstracts of title, deeds, surveys, leases, certificates of trade marks and copyrights, contracts and commitments in its possession or under its control relating to any of the Assets or the Purchased Business.  The Vendors will give the Purchaser and its authorized representatives every reasonable opportunity to have access to and to inspect the Assets.  The Vendors will also permit the inspection of the Assets prior to the Time of Closing by such federal, provincial or municipal authorities as the Purchaser may require.  The exercise of any rights of access or inspection by or on behalf of the Purchaser under this Section 4.02 will not affect or mitigate the covenants, representations and warranties of the Vendors in this Agreement which will continue in full force and effect.

4.03	Covenants of the Purchaser

(1) The Purchaser will ensure that the representations and warranties of the Purchaser set out in Section 3.02 are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Vendors set out in Section 5.02 over which the Purchaser has reasonable control have been performed or complied with by the Time of Closing.

(2) The Purchaser (either directly or through its Affiliates) will make commercially reasonable efforts to sell the TPM Products used in the Commercial Vehicle market worldwide (other than to countries and places as prohibited or restricted by Applicable Law) during the Earn Out Period.

4.04	Employees

(1) The Purchaser will, effective the opening of business on the Closing Date, offer to employ immediately after the Closing Date the employees who are employed by each Vendor in the Purchased Business and whose names are listed on Schedule 4.04(1) (the “Transferring Employees”) on substantially the same terms and conditions of employment as are in effect on the date hereof.  The Purchaser will credit each Transferring Employee with the length of service that such employee had with the Vendors.

(2) The Vendors will continue to be responsible for and will discharge all obligations and liabilities for wages, accrued vacation pay,  or other employee benefits or Claims in respect of the Transferring Employees on the close of business on the Closing Date; and the Vendors will continue to be responsible for and will discharge all obligations and liabilities for wages, accrued vacation pay, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or Claims in respect of all other employees of the Purchased Business (the “Non-Transferring Employees”).  The Purchaser assumes and will discharge all such obligations and liabilities accruing after the close of business on the Closing Date in respect of all Transferring Employees employed by the Purchaser.

(3) All items in respect of Transferring Employees that require adjustment including premiums for unemployment insurance, Canada Pension Plan, employer health tax, applicable statutory hospitalization insurance, workers’ compensation assessments, accrued wages, salaries and commissions and employee benefit plan payments will be appropriately adjusted to the close of business on the day immediately preceding the Closing Date.  To the extent that the Vendors make any payments to the Purchaser on account of such adjustments, the Purchaser will indemnify and save harmless the Vendors from and against all Losses in connection therewith.

4.05	Cooperation on Tax Matters

The Vendors and the Purchaser will furnish or cause to be furnished to each other, each at its own expense, as promptly as practicable, such information and assistance, and provide additional information and explanations of any material provided, relating to the Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5                                 - CONDITIONS AND TERMINATION

5.01	Conditions for the Benefit of the Purchaser

The sale by the Vendors and the purchase by the Purchaser of the Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendors set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendors will have performed or complied with all of the obligations and covenants of this Agreement to be performed or complied with by the Vendors at or prior to the Time of Closing;

(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Assets) of the Vendors or of officers of the Vendors as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Vendors at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendors herein given are true and correct at the Time of Closing;

(d)
the board of directors of each Vendor will have authorized and approved this Agreement and the transactions contemplated herein and such Vendor will have delivered to the Purchaser certified copies of the resolutions documenting same;

(e)
there will have been obtained from all holders of secured indebtedness of each Vendor written approvals or consents to the change of ownership of the Assets contemplated hereby and full releases to any security they own over the Assets, all in a form acceptable to the Purchaser, acting reasonably, provided that with respect to the security interests held or controlled by YA Global, this condition shall be satisfied if YA Global and the applicable secured creditors shall have executed and delivered an Acknowledgment and Release in the form set out in Schedule 5.01(e);

(f)
there will have been obtained from all appropriate third parties such approvals or consents as are required to permit the change of ownership of the Assets contemplated hereby and to permit the Purchased Business to be carried on by the Purchaser as now conducted, including from those parties listed on Schedule 3.01(1)(e);

(g)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit:

(i)	the sale and purchase of the Assets contemplated hereby; or

(ii)	the right of the Purchaser to conduct the Purchased Business;

(h)
other than as disclosed in Schedule 3.01(5)(n), the Vendors will not have received from a third party any notice, claim, demand or an invitation to licence in respect of any infringement, misuse, or misappropriation of the Owned IP.

(i)
unless prohibited by Applicable Law governing the MCI Proceedings, there will be an assignment, assumption and amendment agreement entered into between the Vendor, the Purchaser and MCI in substantially the form set out in Schedule 5.01(i);

(j)
the Purchaser will have secured an acceptable resolution, to the Purchaser’s sole satisfaction, with Dana Corporation regarding the Marketing and Distribution Agreement between Dana Corporation and the Vendors made and entered into as of October 12, 2005.

(k)	no Material Adverse Effect will have occurred in relation to the Purchased Business from the date hereof to the Time of Closing;

(l)
all necessary steps and proceedings will have been taken to ensure that all Registered IP is correctly and accurately registered in the name of “SmarTire Systems Inc.” (and not, for greater certainty, any previous names of the Vendor);

(m)
all necessary steps and proceedings will have been taken to permit the Assets to be duly and regularly transferred to and registered in the name of the Purchaser including obtaining the consents to the assignments of the contracts or other commitments referred to in Schedule 5.01(m);

(n)	the Escrow Agreement will have been executed by each of the Vendors and the Escrow Agent;

(o)	the License to Vendor-Retained Patents and the Notice of Patent Assignment will have been executed by the Purchaser and SSI;

(p)	there will be a non-competition agreement entered into between each of the Vendors and the Purchaser in the form set out in Schedule 5.01(p);

(q)	there will be a non-competition agreement entered into between the Purchaser and each of the directors and officers of each Vendor in the form set out in Schedule 5.01(q);

(r)	each of the Transferring Employees of each Vendor will have entered into a release in the form set out in Schedule 5.01(r);

(s)	each of the employees listed on Schedule 5.01(s) will have entered into a one-year retention agreement with the Purchaser in a form acceptable to the Purchaser;

(t)	the employee listed on Schedule 5.01(t) will have entered into a six-month retention agreement with the Purchaser in a form acceptable to the Purchaser;

(u)	each Vendor will have delivered to the Purchaser a favourable opinion of such Vendor’s counsel in the form set out in Schedule 5.01(u);

(v)	the Sourcing Confirmation Letter dated November 18, 2006 between Aston Martin and SmarTire Europe Ltd. will have been assigned to the Purchaser;

(w)	there will be an assignment, assumption and amendment agreement entered into between SSI, the Purchaser and Alpha Equities Ltd. in a form acceptable to the Purchaser;

(x)	there will be a transition services agreement entered into between the Vendors and the Purchaser in a form acceptable to the Purchaser, acting reasonably; and

(y)	shareholders of the Vendors sufficient to pass the special resolutions contemplated in Section 4.01(1)(h) will have entered into voting agreements in the form set out in Schedule 5.01(y).

5.02	Conditions for the Benefit of the Vendors

The sale by the Vendors and the purchase by the Purchaser of the Assets is subject to the following conditions, which are for the exclusive benefit of the Vendors and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Purchaser will have performed or complied with all of the obligations and covenants of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

(c)
the Vendors will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendors or the Vendors’ counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and

(d)	the Escrow Agreement will have been executed by each of the Purchaser and the Escrow Agent and the $2,500,000 portion of the Purchase Price paid to the Escrow Agent in good and collected funds.

5.03	Waiver of Condition

The Purchaser, in the case of a condition set out in Section 5.01, and the Vendors, in the case of a condition set out in Section 5.02, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part.  Any such waiver will not constitute a waiver of any other conditions in favour of the waiving Party.

5.04	Termination

This Agreement may be terminated, by notice given prior to or at the completion of the sale and purchase of the Assets herein contemplated:

(a)
by the Vendors or the Purchaser if a material breach of any representation, warranty, covenant, obligation or other provision of this Agreement has been committed by the other Party and such breach has not been waived;

(b)
by the Purchaser if any condition in Section 5.01 has not been satisfied as of the Time of Closing or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Purchaser to comply with its obligations under this Agreement) and the Purchaser has not waived such condition on or before the Closing Date;

(c)
by the Vendors if any condition in Section 5.02 has not been satisfied as of the Time of Closing or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Vendors to comply with its obligations under this Agreement) and such Vendor has not waived such condition on or before the Closing Date;

(d)	by written agreement of the Purchaser and the Vendors;

(e)	subject to Section 5.06, by the Purchaser upon written notice to each Vendor; or

(f)
by the Vendors or the Purchaser if the completion of the sale of Assets herein contemplated has not occurred (other than through the failure of the Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before November 28, 2008 or such later date as the Parties may agree upon.

5.05	Effect of Termination

Each Party’s right of termination under Section 5.04 (but, for greater certainty, not pursuant to Sections 5.04(a), (b), (d) or (f)) is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 5.04, all further obligations of the Parties under this Agreement will terminate, except that the obligations in Sections 6.02(2) and 8.03 will survive; provided, however, that if this Agreement is terminated by a Party because of a material breach of a representation or warranty, covenant, obligation or other provision of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies with respect to such breach will survive such termination unimpaired.

5.06	Break-Up Fee

If this Agreement is terminated by the Purchaser pursuant to Section 5.04(e) and the Vendors are not in breach of any term or condition of this Agreement and all of the conditions to closing set forth in Section 5.01 have been satisfied, the Vendors will be entitled to a break-up fee in the amount of $500,000 (the “Break-Up Fee”), which will be paid to the Vendors by the Purchaser by certified cheque, bank draft or wire transfer of immediately available funds within 5 Business Days from the date that notice of termination was delivered.  Without releasing or modifying any liability or obligations of the Parties as may otherwise arise hereunder, the Break-Up Fee will be paid to the Vendors as liquidated damages and not as a penalty and will be the Vendors’ sole and exclusive remedy against the Purchaser under this Agreement or otherwise as a direct result of such termination.  The Parties recognize that the estimation of damages to the Vendors arising from such a termination of this Agreement would be difficult to determine.

ARTICLE 6                                 - CLOSING ARRANGEMENTS

6.01	Closing

The sale and purchase of the Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

6.02	Deliveries and Confidentiality

(1) At the Time of Closing the Vendors will deliver to the Purchaser all of the documents referred to in Section 5.01.  The Purchaser will preserve the documents so delivered for a period of six years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendors and their authorized representatives reasonable access thereto in connection with the affairs of the Vendors, but the Purchaser will not be responsible or liable to the Vendors for or as a result of any loss or destruction of or damage to any such documents.

(2) Both prior to the Closing Date and, if the sale and purchase of the Assets hereunder fails to occur for whatever reason, thereafter the Purchaser will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning the Vendors or the Purchased Business obtained by the Purchaser pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Assets hereunder fails to occur for whatever reason, will return all documents, records and all other information or data relating to the Vendors or to the Purchased Business which the Purchaser obtained pursuant to this Agreement.

(3) From and after the Closing Date the Vendors will not disclose to anyone or use for any purpose any confidential information concerning the Purchased Business purchased by the Purchaser pursuant to this Agreement and will hold all such information in the strictest confidence.

6.03	Risk of Loss

(1) Until the Time of Closing the Assets will remain at the risk of the Vendors and the Vendors will maintain the policies of insurance that are described in Schedule 3.01(13)(e) in respect of loss or damage to or any other casualty in respect of the Assets.  In the event of any loss, damage or Claim in respect of any risk for which insurance is to be carried as aforesaid arising before the Time of Closing the Purchaser, as an additional condition of closing, will be entitled to be satisfied that the insurers have accepted the Claim of such Vendor for payment in accordance with the terms of the policies.  If  material destruction or damage occurs to the Assets on or before the Time of Closing or if any or all of the Assets are appropriated, expropriated or seized by governmental or other lawful authority on or before the Time of Closing, such Vendor will forthwith give notice thereof to the Purchaser and the Purchaser will have the option, exercisable by notice given within five Business Days of such Vendor giving the notice of such destruction, damage, appropriation, expropriation or seizure:

(a)
to reduce the Purchase Price by an amount equal to the cost of repair and to complete the purchase, provided the Vendors agree with the amount of reduction, acting reasonably and that any proceeds of insurance or condemnation awards or other compensation for such destruction, damage, appropriation, expropriation or seizure shall be retained by the Vendors and not sold to the Purchaser hereunder;

(b)
to complete the purchase without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for destruction or damage or appropriation, expropriation or seizure will be payable to the Purchaser and all Claims of the Vendors to any such amounts not paid by the Closing Date will be assigned to the Purchaser; or

(c)
to terminate this Agreement and not complete the purchase if, in the opinion of the Purchaser, such destruction, damage, appropriation, expropriation or seizure is material and in such event the Vendors and the Purchaser will be released from all obligations hereunder.

(2) If any Vendor gives notice pursuant to Section 6.03(1) within five Business Days prior to Closing Date, the Closing Date will be postponed until five Business Days after the giving of such notice by such Vendor.

(3) If the Purchaser elects to reduce the Purchase Price pursuant to Section 6.03(1)(a), the Vendors and the Purchaser will at the Time of Closing determine the amount of the reduction to the extent that it is then determinable and will undertake to adjust such amount after the Closing Date, if necessary.

ARTICLE 7                                 - INDEMNIFICATION

7.01	Survival

All covenants, representations and warranties of each Party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7.

7.02	Indemnification by the Vendors

(1) Subject to the provisions of this Article 7, each Vendor will indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of, resulting from or in connection with:

(a)	any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement;

(b)	any breach of any covenant of the Vendors in this Agreement;

(c)	the special resolutions specified in Section 4.01(1)(k) not being approved;

(d)	any obligation or liability of the Vendors not assumed by the Purchaser as contemplated in Section 2.09;

(e)
any infringement, misuse, or misappropriation of the Owned IP disclosed on Schedule 3.01(5)(n) or any claim that the Owned IP infringes, misuses, or misappropriates the Intellectual Property Rights of any third party, including any claims arising in respect U.S. Patent Number 6,243,007 issued to McLaughlin et al.;

(f)	any Product Warranties;

(g)	any Product Liability;

(h)	any Recalls Liability;

(i)	any Non-Transferring Employee;

(j)	the matters described in Schedule 3.01(6)(d);

(k)	the development contract with DSA listed on Schedule 3.01(5)(p); and

(l)	the factoring agreement dated on or about February 28, 2007 between SSI and Interstate Capital Corporation.

(2) Notwithstanding any of the other provisions of this Agreement, the Vendors will not be liable to any Purchaser Indemnitee in respect of any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement unless within 5 years after the Closing Date (i) notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser, or (ii) notice of any Claim by the Purchaser against any Vendor with respect thereto is given to such Vendor by the Purchaser pursuant to Section 7.04, whether or not any Purchaser Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from either any inaccuracy or misrepresentation in Section 3.01(1) or any fraud by such Vendor whatsoever in which case there will be no time limit for the Purchaser to make a Claim against such Vendor with respect thereto.

7.03	Indemnification by the Purchaser

(1) Subject to the provisions of this Article 7, the Purchaser will indemnify and save harmless each Vendor and the directors, officers, employees and agents of the Vendors (collectively, the “Vendor Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from:

(a)	any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement; and

(b)	any breach of any covenant of the Purchaser in this Agreement.

(2) Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to any Vendor Indemnitee in respect of any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement unless within 5 years after the Closing Date (i) notice of any Claim by such Vendor against the Purchaser with respect thereto is given to the Purchaser by such Vendor, or (ii) in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim by such Vendor against the Purchaser with respect thereto is given to the Purchaser by such Vendor pursuant to Section 7.04, whether or not any Vendor Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by the Purchaser in which case there will be no time limit for such Vendor to make a Claim against the Purchaser with respect thereto.

7.04	Third Party Indemnification

(1) Promptly after the assertion by any third party of any Third Party Claim (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the Party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding.  Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount of the Third Party Claim, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim.  The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor.  Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee provided that: (a) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnitee, it is liable to pay for all Losses arising from or relating to such Third Party Proceeding and (b) the Indemnitor provides to the Indemnitee adequate security (approved by the Indemnitee acting reasonably) from time to time in respect of such Losses.  The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld.  Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both Parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor.  The Party conducting the defence of any Third Party Proceeding will keep the other Party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

7.05	Adjustment to Purchase Price

All amounts payable by the Vendors to a Purchaser Indemnitee pursuant to Article 7 will be deemed to be a decrease to the Purchase Price.  All amounts payable by the Purchaser to a Vendor Indemnitee pursuant to Article 7 will be deemed to be an increase to the Purchase Price.

ARTICLE 8                                 - GENERAL

8.01	Further Assurances

Each of the Vendors and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02	Time of the Essence

Time is of the essence of this Agreement.

8.03	Fees and Commissions

Each of the Vendors and the Purchaser will pay its respective legal, accounting, investment banking, brokerage, consulting and advisory costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for or Loss resulting from any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

8.04	Public Announcements

Except as required by law or regulatory policy, no public announcement or press release concerning the sale and purchase of the Assets may be made by the Vendors or the Purchaser without the prior consent and joint approval of each Vendor and the Purchaser, each acting reasonably.  If any Party determines that it is required by law or regulatory policy to make this Agreement, any document contemplated herein or the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, to the extent permitted by Applicable Law it will, at a reasonable time before making any public disclosure, consult with the other Party regarding such disclosure, redact or seek such confidential treatment for such terms or portions of this Agreement, any document contemplated herein or the transaction as may be reasonably requested by the other Party and disclose only such information as is legally compelled to be disclosed.

8.05	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

8.06	Entire Agreement

This Agreement and the Vendors Disclosure Letter constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the term sheet dated October 15, 2008, and the mutual non-disclosure, non-circumvention and non-competition agreement between SSI and Knorr-Bremse Systems für Nutzfahrzeuge GmbH dated January 12, 2007.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement and the Vendors Disclosure Letter.

8.07	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the Parties.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.08	Assignment

This Agreement may not be assigned by any Vendor without the written consent of the Purchaser but may be assigned in whole or in part by the Purchaser without the consent of such Vendor to an Affiliate of the Purchaser provided that such Affiliate enters into a written agreement with such Vendor to be bound by the applicable provisions of this Agreement and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.  Notwithstanding the above, the Vendors hereby confirm to the Purchaser that the Vendors have collaterally assigned and granted a security interest in their rights under this Agreement to YA Global.  In connection therewith the Vendors hereby direct that all payments due to the Vendors hereunder (other than the $2,500,000 portion of the Purchase Price being paid to the Escrow Agent pursuant to the Escrow Agreement) will be made to YA Global (in accordance with YA Global’s written direction to the Purchaser) to be applied in reduction of the Vendors’ obligations to YA Global.  It is acknowledged and agreed that the collateral assignment/security interest granted to YA Global shall have no effect upon the Purchaser’s set-off rights set forth or specified in Sections 2.02 and 2.03(4).

8.09	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by overnight courier service or by electronic means of communication addressed to the recipient as follows:

To the Vendors:

c/o Riemer & Braunstein LLP

Three Center Plaza

Boston, MA 02108

Direct Fax: (617) 692-3485

Attention: Douglas K. Clarke

with a copy to

Clark Wilson LLP

800 – 885 West Georgia Street

Vancouver, B.C. V6M 3R9

Fax No.:                      (604) 687-6414

Attention:                                Bernard Pinsky

To the Purchaser and Purchaser’s Guarantor:

Bendix Commercial Vehicle Systems LLC

c/o 901 Cleveland Street

Elyria, Ohio  44035

U.S.A.

Fax No.:                      (440) 329-9265

Attention:                                General Counsel

with a copy to:

McCarthy Tétrault LLP

Suite 1300, 777 Dunsmuir Street

Vancouver, British Columbia  V7Y1K2

Canada

Fax No.:                      (604) 622-5707

Attention:                                Ted Koffman

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by overnight courier, on the first Business Day following the delivery to the courier and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

8.10	Remedies Cumulative

The right and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.  No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

8.11	No Third Party Beneficiaries

Except as provided in Sections 7.02, 7.03, 7.04 and 8.05, this Agreement is solely for the benefit of

(a)	the Vendors, and their heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Vendors under this Agreement and this Agreement will not be deemed to confer upon or give to any other person any Claim or other right or remedy.  The Vendors appoint the Purchaser as the trustee for the Purchaser Indemnitees of the covenants of indemnification of the Vendors with respect to such Purchaser Indemnitees as specified in this Agreement and the Purchaser accepts such appointment.  The Purchaser appoints the Vendors as the trustee for the Vendor Indemnitees of the covenants of indemnification of the Purchaser with respect to such Vendor Indemnitees specified in this Agreement and the Vendors accept such appointment.

8.12	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.13	Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement.  Each of the Vendors and the Purchaser attorns to the jurisdiction of the courts of the Province of British Columbia.

8.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.15	Electronic Execution

Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Signature Page Follows]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

BENDIX CVS CANADA INC.

Per:	/s/ Joseph McAleese

BENDIX COMMERCIAL VEHICLE SYSTEMS LLC

Per:	/s/ Joseph McAleese

SMARTIRE SYSTEMS INC.

Per:	/s/ David Warkentin

Per:

SMARTIRE TECHNOLOGIES INC.

Per:	/s/ David Warkentin

Per:

SMARTIRE USA, INC

Per:	/s/ David Warkentin

Per: